DOCUMENT OF THE EUROPEAN BANK

FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM CONSOLIDATED FINANCIAL

REPORT

At 30 June 2025

(UNAUDITED)

Consolidated income statement

For the period ended 30 June 2025 (unaudited) and 30 June 2024 (unaudited)

	Quarter 2 2025 € million	YTD 2025 € million	Quarter 2 2024 € million	YTD 2024 € million
Interest and similar income
From Banking loans	451	925	608	1,199
From fixed-income debt securities and other interest	432	895	461	896
Net interest income on derivatives	—	—	8	—
	883	1,820	1,077	2,095

Other interest
Interest expense and similar charges	(579)	(1,201)	(725)	(1,355)
Net interest expense on derivatives	—	(5)	—	(6)
Net interest income	304	614	352	734

Fee and commission income	40	83	29	58
Fee and commission expense	(27)	(53)	(22)	(50)
Net fee and commission income	13	30	7	8

Donor related income	7	11	8	15
Donor related expense	(6)	(13)	(6)	(12)
Net donor-related income	1	(2)	2	3

Dividend income	91	121	60	62
Net gains from share investments	3	233	292	497
Net gains/(losses) from loans	6	(10)	17	17
Net gains from Treasury assets held at amortised cost	—	—	1	2
Net gains from Treasury activities at fair value through profit or loss and foreign exchange	7	67	13	51
Fair value movement on non-qualifying and ineffective hedges	(125)	(270)	(41)	(12)
Impairment release on Banking loan investments	18	65	95	175
Impairment (charge)/release on guarantees	—	(2)	(1)	1
General administrative expenses	(141)	(281)	(125)	(246)
Depreciation and amortisation	(16)	(33)	(16)	(32)
Net profit for the period	161	532	656	1,260

Attributable to:
Equity holders	161	532	656	1,260

Memorandum items
Transfers of net income approved by the Board of Governors	—	—	—	—
Net profit after transfers of net income approved by the Board of Governors	161	532	656	1,260

Consolidated statement of comprehensive income

For the period ended 30 June 2025 (unaudited) and 30 June 2024 (unaudited)

	Quarter 2 2025 € million	YTD 2025 € million	Quarter 2 2024 € million	YTD 2024 € million
Net profit	161	532	656	1,260
Other comprehensive income
1. Items that will not be reclassified subsequently to profit or loss
‒ (Losses)/gains on share investments designated as fair value through other comprehensive income	(4)	(6)	8	16
2. Items that may be reclassified subsequently to profit or loss
‒ Gains/(losses) on cash flow hedges	20	(21)	(78)	(223)
‒ Gains/(losses) on fair value hedges	72	—	(7)	12
‒ Gains on loans designated as fair value through other comprehensive income	11	29	44	83
‒ (Losses) on loans designated as fair value through other comprehensive income reclassified to profit and loss	—	—	—	(62)
‒ (Losses) on cash flow hedges reclassified to profit and loss	(32)	(59)	(5)	(20)

Other comprehensive income/(expense)	67	(57)	(38)	(194)

Total comprehensive income	228	475	618	1,066

Attributable to:
Equity holders	228	475	618	1,066

Consolidated balance sheet

At 30 June 2025 (unaudited) and 31 December 2024 (audited)

		30 Jun		31 Dec
		2025		2024
	€ million	€ million	€ million	€ million
Assets
Placements with and advances to credit institutions
Cash and cash equivalents	6,127		6,013
Other placements and advances	19,507		18,780
		25,634		24,793
Debt securities
At fair value through profit or loss	2,650		1,357
At amortised cost	9,170		9,480
		11,820		10,837
Other financial assets
Derivative financial instruments	5,384		5,709
Other financial assets	3,363		2,072
		8,747		7,781
Loan investments
Loans at amortised cost	33,843		35,627
Less: Impairment	(1,417)		(1,600)
Loans at fair value through other comprehensive income	663		790
Loans at fair value through profit or loss	932		945
		34,021		35,762
Share investments
Banking Portfolio:
At fair value through profit or loss	6,595		6,539
Treasury Portfolio:
At fair value through other comprehensive income	185		191
		6,780		6,730

Intangible assets		169		164
Property, technology, and equipment		385		400
Total assets		87,556		86,467

Liabilities
Borrowings
Amounts owed to credit institutions and other third parties	1,570		1,396
Debts evidenced by certificates	53,086		53,838
		54,656		55,234
Other financial liabilities
Derivative financial instruments	3,699		4,084
Other financial liabilities	1,840		1,833
		5,539		5,917
Total liabilities		60,195		61,151

Members’ equity attributable to equity holders
Paid-in capital	9,008		7,438
Reserves and retained earnings	18,353		17,878
Total members’ equity		27,361		25,316
Total liabilities and members’ equity		87,556		86,467

Memorandum items
Undrawn commitments		20,545		19,912

Consolidated statement of changes in equity

For the period ended 30 June 2025 (unaudited) and 30 June 2024 (unaudited)

					Actuarial
	Subscribed	Callable	Revaluation	Hedging	remeasure-		Retained	Total
	capital	capital	reserve	reserve	ment	SSF	earnings	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
At 1 January 2024	29,761	(23,543)	68	379	139	671	14,793	22,268
Total comprehensive income for the period	—	—	37	(231)	—	(20)	1,280	1,066
Capital subscriptions	2	(2)	—	—	—	—	—	—
At 30 June 2024	29,763	(23,545)	105	148	139	651	16,073	23,334

At 1 January 2025	30,984	(23,546)	145	347	198	780	16,408	25,316
Total comprehensive income for the period	—	—	23	(80)	—	(31)	563	475
Capital subscriptions	1,574	(4)	—	—	—	—	—	1,570
At 30 June 2025	32,558	(23,550)	168	267	198	749	16,971	27,361

Consolidated statement of cash flows

For the period to 30 June 2025 (unaudited) and 30 June 2024 (unaudited)

		YTD		YTD
		2025		2024
	€ million	€ million	€ million	€ million
Cash flows from operating activities
Net profit for the period	532		1,260
Adjustments to reconcile net profit to net cash flows:
Non-cash items in the income statement
Depreciation and amortisation	33		32
Net provisions (release) for Banking loan losses and guarantees	(63)		(176)
Fair value movement on share investments	(70)		(403)
Net losses/(gains) from loans	10		(14)
Fair value movement on Treasury investments	(77)		(51)
Other unrealised fair value movements	270		12
Cash flows from the sale and purchase of operating assets
Proceeds from repayments of Banking loans	5,215		4,628
Funds advanced for Banking loans	(5,019)		(4,973)
Proceeds from sale of Banking share investments	479		247
Funds advanced for Banking share investments	(288)		(504)
Net cash flows from Treasury derivative settlements	(366)		(362)
Net placements to credit institutions	(4,032)		(6,703)
Net amounts owed to credit institutions and other third parties	223		(140)
Working capital adjustment:
Movement in interest income receivable	223		(71)
Movement in interest expense payable	46		172
Movement in net fee and commission income receivable	(6)		3
Movement in accrued expenses payable	(38)		(22)
Net cash used in operating activities		(2,928)		(7,065)

Cash flows from investing activities
Proceeds from debt securities at amortised cost	1,672		1,380
Purchases of debt securities at amortised cost	(1,754)		(1,727)
Proceeds from sale of debt securities at fair value through profit or loss	1,944		2,176
Purchases of debt securities at fair value through profit or loss	(3,416)		(2,216)
Purchase of intangible assets, property, technology and equipment	(22)		(24)
Cash flows used in investing activities		(1,576)		(411)

Cash flows from financing activities
Capital received	356		—
Transfers of net income paid	(20)		(23)
Lease payments	(4)		(4)
Issue of debts evidenced by certificates	12,140		12,230
Redemption of debts evidenced by certificates	(7,805)		(5,092)
Net cash from financing activities		4,667		7,111

Net increase/(decrease) in cash and cash equivalents		163		(365)
Net foreign exchange differences		(49)		(3)
Cash and cash equivalents at beginning of the period		6,013		6,324
Cash and cash equivalents at 30 June[1]		6,127		5,956

1 Cash and cash equivalents are amounts with less than three months to maturity from the date of the transactions, which are available for use at short notice and are subject to insignificant risk of change in value. Within the 30 June 2025 balance is €2 million restricted for technical assistance to be provided to member countries in the SEMED region (30 June 2024: €2 million). Also within the 30 June 2025 balance is €64 million of “restricted cash” (30 June 2024: €26 million).

Explanatory notes

1.	Establishment of the Bank

i	Agreement Establishing the Bank

The European Bank for Reconstruction and Development (“the Bank”), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 30 June 2025, the Bank's shareholders comprised 75 countries, together with the European Union and the European Investment Bank.

ii	Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected with the Bank in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2.	A summary of significant accounting policies

i	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement which form part of a qualifying hedge relationship have been accounted for in accordance with hedge accounting rules.

ii	Financial statements presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements for the year ended 31 December 2024.

The financial statements have been prepared on a going concern basis. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the period have been made, and the significant assumptions used in making accounting estimates are reasonable. The estimates made in these interim financial statements consider all known relevant and material information available at the time of their issuance as required by IFRS, and any contingent assets and liabilities have been disclosed in accordance with IFRS requirements. Management are not aware of any material deficiencies in either the design or operation of internal controls over financial reporting.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2025.

3. Banking loan investments at amortised cost

	30 Jun 2025	30 Jun 2025	30 Jun 2025	31 Dec 2024	31 Dec 2024	31 Dec 2024
	Sovereign	Non-sovereign	Total loans	Sovereign	Non-sovereign	Total loans
	€ million	€ million	€ million	€ million	€ million	€ million
At 1 January	8,621	27,006	35,627	8,090	24,858	32,948
Disbursements	760	4,203	4,963	2,146	9,547	11,693
Repayments and prepayments	(1,096)	(3,929)	(5,025)	(1,656)	(7,666)	(9,322)
Remeasurement of previously impaired loans	—	—	—	—	46	46
Foreign exchange movements	(280)	(1,174)	(1,454)	91	500	591
Movement in effective interest rate adjustments	(109)	(127)	(236)	(50)	(138)	(188)
Written off	—	(32)	(32)	—	(141)	(141)
At period end	7,896	25,947	33,843	8,621	27,006	35,627
Impairment at period end	(395)	(1,022)	(1,417)	(364)	(1,236)	(1,600)
Total net of impairment at period end	7,501	24,925	32,426	8,257	25,770	34,027

At 30 June 2025 the Bank categorised 135 loan investments at amortised cost as Stage 3 credit-impaired, with operating assets totalling €1,952 million (31 December 2024: 137 loans totalling €2,090 million). Stage 3 Impairments on these assets amounted to €876 million (31 December 2024: €969 million).

4. Banking loan investments at fair value through other comprehensive income

	30 Jun 2025	31 Dec 2024
Non-sovereign loans	€ million	€ million
At 1 January	790	1,024
Movement in fair value revaluation	24	48
Movement in expected credit loss	13	83
Capitalised interest	1	7
Repayments and prepayments	(149)	(334)
Foreign exchange movements	(12)	11
Movement in effective interest rate adjustment	(4)	(2)
Written off	—	(47)
At period end	663	790

At 30 June 2025, the bank categorised two fair value through other comprehensive income loans as Stage 3 credit impaired, with operating assets totalling €135 million (31 December 2024: two loans totalling €136 million).

5. Banking loan investments at fair value through profit or loss

	30 Jun	30 Jun 2025			31 Dec 2024
	2025	Non-	30 Jun 2025	31 Dec 2024	Non-	31 Dec 2024
	Sovereign	sovereign	Total loans	Sovereign	sovereign	Total loans
	€ million	€ million	€ million	€ million	€ million	€ million
At 1 January	40	905	945	40	803	843
Movement in fair value revaluation	13	5	18	(5)	4	(1)
Disbursements	—	55	55	—	134	134
Repayments and prepayments	—	(40)	(40)	—	(60)	(60)
Foreign exchange movements	(5)	(41)	(46)	5	24	29
At period end	48	884	932	40	905	945

At 30 June 2025, the Bank categorised seven fair value through profit or loss loans as non-performing, with operating assets of €93 million (31 December 2024: seven loans totalling €106 million). Net fair value losses on these assets amounted to €45 million (31 December 2024: €66 million).

6. Banking share investments at fair value through profit or loss

	30 Jun	30 Jun	30 Jun	31 Dec	31 Dec	31 Dec
	2025	2025	2025	2024	2024	2024
	Fair value	Fair value	Fair value	Fair value	Fair value	Fair value
	Unlisted	Listed	Total	Unlisted	Listed	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Outstanding disbursements
At 1 January	3,587	1,542	5,129	3,278	1,460	4,738
Disbursements	311	5	316	772	184	956
Disposals	(277)	(80)	(357)	(405)	(103)	(508)
Transfers between listed and unlisted	5	(5)	—	(1)	1	—
Written off	(3)	—	(3)	(57)	—	(57)
At period end	3,623	1,462	5,085	3,587	1,542	5,129

Fair value adjustment
At 1 January	1,163	247	1,410	821	61	882
Movement in fair value revaluation	(46)	146	100	342	186	528
At period end	1,117	393	1,510	1,163	247	1,410

Fair value at period end	4,740	1,855	6,595	4,750	1,789	6,539

7. Primary segment analysis

Business segments

The Bank’s activities are primarily Banking and Treasury. Banking activities represent investments in projects that, in accordance with the Agreement, are made for the purpose of assisting the economies in which the Bank invests in their transition to open, market economies whilst fostering sustainable and inclusive growth and applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank’s foreign exchange and interest rate risks and assisting clients in asset and liability management matters.

Information on the financial performance of Banking and Treasury operations is prepared regularly. On this basis, Banking and Treasury operations have been identified as the operating segments.

Segment performance

The segment information for the operating segments for the years ended 30 June 2025 and 30 June 2024 is as detailed below.

	Banking	Treasury	SSF	Aggregated	Banking	Treasury	SSF	Aggregated
	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun
	2025	2025	2025	2025	2024	2024	2024	2024
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Interest income	925	886	9	1,820	1,199	886	10	2,095
Other income/(expense)	408	(238)	(41)	129	615	(223)	(27)	365
Total segment revenue/(expense)	1,333	648	(32)	1,949	1,814	663	(17)	2,460
Interest expense and similar charges	(2)	(1,199)	—	(1,201)	(2)	(1,353)	—	(1,355)
Net interest on derivatives	—	(5)	—	(5)	—	(6)	—	(6)
Internal funding charge	(713)	713	—	—	(836)	836	—	—
General administrative expenses	(259)	(22)	—	(281)	(226)	(20)	—	(246)
Depreciation and amortisation	(30)	(3)	—	(33)	(30)	(2)	—	(32)
Segment result before provisions and hedges	329	132	(32)	429	720	118	(17)	821
Fair value movement on non-qualifying and ineffective hedges	—	(270)	—	(270)	—	(12)	—	(12)
Return on capital	—	310	—	310	—	275	—	275
Provisions for impairment of loan investments and guarantees	62	—	1	63	179	—	(3)	176
Net profit/(loss) for the period	391	172	(31)	532	899	381	(20)	1,260

Segment assets
Total assets	44,202	42,581	773	87,556	41,593	40,200	676	82,469

Segment liabilities
Total liabilities	1,150	59,021	24	60,195	1,073	58,037	25	59,135

8. Fair value of financial assets and liabilities

Classification and fair value of financial assets and liabilities

	Carrying amount	Fair value
Financial assets at 30 June 2025	€ million	€ million
Financial assets measured at fair value through profit or loss or fair value through other comprehensive income:
Debt securities	2,650	2,650
Derivative financial instruments	5,384	5,384
Banking loans at fair value through other comprehensive income	663	663
Banking loans at fair value through profit or loss	932	932
Banking portfolio: Share investments at fair value through profit or loss	6,595	6,595
Treasury portfolio: Share investments at fair value through other comprehensive income	185	185
	16,409	16,409
Financial assets measured at amortised cost:
Placements with and advances to credit institutions	25,634	25,634
Debt securities	9,170	9,213
Other financial assets	3,363	3,363
Banking loan investments at amortised cost	32,426	32,905
	70,593	71,115

Total	87,002	87,524

	Carrying amount	Fair value
Financial liabilities at 30 June 2025	€ million	€ million
Amounts owed to credit institutions	(1,570)	(1,570)
Debts evidenced by certificates	(53,086)	(53,080)
Derivative financial instruments	(3,699)	(3,699)
Other financial liabilities	(1,840)	(1,840)
Total	(60,195)	(60,189)

Fair Value Estimation Techniques

The Bank’s balance sheet approximates to fair value in all financial asset and liability categories, with the exception of loan investments at amortised cost.

The amortised cost instruments held within placements with and advances to credit institutions, other financial assets, amounts owed to credit institutions, and other financial liabilities are all deemed to have amortised cost values approximating their fair value, being primary simple, short-term instruments. They are classified as having Level 2 inputs (see fair value hierarchy, below) as the Bank’s assessment of their fair value is based on the observable market valuation of similar assets and liabilities.

The fair value of amortised cost debt securities is determined using Level 2 inputs, employing valuation techniques appropriate to the market and industry of each investment. The primary valuation techniques used are quotes from brokerage services and discounted cash flows. Techniques used to support these valuations include industry valuation benchmarks and recent transaction prices.

Banking loan investments whereby the objective of the Bank’s business model is to hold these investments to collect the contractual cash flow, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest, are recognised at amortised cost. The fair value of these loans was calculated using Level 3 inputs by discounting the cash flows at a year end interest rate applicable to each loan and further discounting the value by an internal measure of credit risk.

Debts evidenced by certificates represents the Bank’s borrowings raised through the issuance of commercial paper and bonds. The fair value of the Bank’s issued bonds is determined using discounted cash flow models and therefore relies on Level 3 inputs. Due to the short-tenor nature of commercial paper, amortised cost approximates fair value. The fair value of the Bank’s issued commercial paper is determined based on the observable market valuation of similar assets and liabilities and therefore relies on Level 2 inputs.

Fair value hierarchy

IFRS 13 specifies classification of fair values on the basis of a three-level hierarchy of valuation methodologies. The classifications are determined based on whether the inputs used in the measurement of fair values are observable or unobservable. These inputs have created the following fair value hierarchy:

●

Level 1 – Quoted prices in active markets for identical assets or liabilities. This level includes listed share investments on stock exchanges and listed bonds classified as loans held at fair value through other comprehensive income.

●

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). This level includes debt securities, most derivative products and listed share and bond investments valued using a quoted price but where there is no market sufficiently active to be included in Level 1. The sources of inputs include prices available from screen-based services such as SuperDerivatives and Bloomberg, broker quotes and observable market data such as interest rates and foreign exchange rates which are used in deriving the valuations of derivative products.

●

Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs). This level includes share investments and debt securities or derivative products for which not all market data is observable.

The table below provides information at 30 June 2025 about the Bank’s financial assets and financial liabilities measured at fair value. Financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement.

	At 30 June 2025
	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Debt securities	2,249	401	—	2,650
Derivative financial instruments	—	5,225	159	5,384
Banking loans	664	226	705	1,595
Share investments (Banking portfolio)	1,554	114	4,927	6,595
Share investments (Treasury portfolio)	—	185	—	185
Total financial assets at fair value	4,467	6,151	5,791	16,409

Derivative financial instruments	—	(3,616)	(82)	(3,698)
Other liabilities	—	—	(311)	(311)
Total financial liabilities at fair value	—	(3,616)	(393)	(4,009)

The table below provides a reconciliation of the fair values of the Bank’s level 3 financial assets and financial liabilities for the period ended 30 June 2025.

	Derivative		Banking			Derivative
	financial	Banking	share	Total	Other	financial	Total
	instruments	loans	investments	assets	liabilities	instruments	liabilities
	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance at 1 January 2025	139	710	4,943	5,792	(322)	(56)	(378)
Net gains/(losses) recognised in:
- Net gains from share investments	23	—	(12)	11	(34)	(26)	(60)
- Net gains/(losses) from loans	—	(12)	—	(12)	—	—	—
- Net gains from Treasury activities at fair value through profit or loss and foreign exchange	—	(11)	—	(11)	—	—	—
Issuances	—	55	—	55	—	—	—
Purchases	—	—	311	311	—	—	—
Settlements	(3)	(27)	—	(30)	45	—	45
Sales	—	(10)	(315)	(325)	—	—	—
Balance at 30 June 2025	159	705	4,927	5,791	(311)	(82)	(393)
Net gains/(losses) for the period for Level 3 instruments held at 30 June 2025 recognised in:
- Net gains from share investments	20	—	(44)	(24)	(26)	(16)	(42)
- Net gains/(losses) from loans	—	(10)	—	(10)	—	—	—
- Net gains from Treasury activities at fair value through profit or loss and foreign exchange	—	(11)	—	(11)	—	—	—

Level 3 – sensitivity analysis

The table below presents the level 3 financial instruments carried at fair value at 30 June 2025, the main valuation models/techniques used in the valuation of these financial instruments and the estimated increases or decreases in fair value based on reasonably possible alternative assumptions:

		Impact on net profit in Quarter 2 2025
		Carrying	Favourable	Unfavourable
		amount	change	change
	Main valuation models/techniques	€ million	€ million	€ million
Banking loans	DCF and option pricing models	705	68	(100)
Banking share investments, EPF and associated derivatives	NAV and EBITDA multiples, DCF models, compounded interest and option pricing models*	4,693	1,171	(910)
At period end		5,398	1,239	(1,010)

* NAV = net asset value; EBITDA = earnings before interest, tax, depreciation and amortisation.

The EBRD Shareholder Special Fund

The Rules of the EBRD Shareholder Special Fund require submission of the financial statements to the Board of Directors on a quarterly basis.

Statement of comprehensive income

For the period ended 30 June 2025 (unaudited) and 30 June 2024 (unaudited)

	Period ended	Period ended
	Quarter 2	Quarter 2
	2025	2024
	€ million	€ million
Interest income	9	10
Technical cooperation expenses	(25)	(24)
Disbursements for investment grants	(2)	(6)
Disbursements for incentives	(3)	(3)
Net unrealised gains from share investments	(5)	5
Foreign exchange movement	(5)	1
Net loss and comprehensive expense for the period	(31)	(17)
Total comprehensive expense attributable to:
Contributors	(31)	(17)

Balance Sheet

At 30 June 2025 (unaudited) and 31 December 2024 (audited)

	30 June	31 December
	2025	2024
	€ million	€ million
Assets
Cash and cash equivalents	719	598
Contributions receivable	—	152
Share investments	55	60
Other receivables	3	1
Total assets	777	811

Liabilities and contributors’ resources
Technical cooperation expenses payable	33	36
Financial guarantee liability	12	12
Total liabilities	45	48

Contributions	1,574	1,574
Reserves and accumulated loss	(842)	(811)
Total contributors’ resources	732	763
Total liabilities and contributors’ resources	777	811

The EBRD Shareholder Special Fund

Statement of changes in contributors’ resources

For the period ended 30 June 2025 (unaudited) and 30 June 2024 (unaudited)

	Contributions	Accumulated loss	Total
	€ million	€ million	€ million
At 1 January 2024	1,417	(765)	652
Total comprehensive expense for the period	—	(17)	(17)
At 30 June 2024	1,417	(782)	635

At 1 January 2025	1,574	(811)	763
Total comprehensive expense for the period	—	(31)	(31)
At 30 June 2025	1,574	(842)	732

Statement of cash flows

For the period to 30 June 2025 (unaudited) and 30 June 2024 (unaudited)

		Period to		Period to
		30 June		30 June
		2025		2024
	€ million	€ million	€ million	€ million
Cash flows from operating activities
Net loss for the period	(31)		(17)
Adjustment to reconcile net loss to net cash flows:
Non-cash items in the statement of comprehensive income
Net unrealised loss on share investments	5		(5)
Foreign exchange movement	5		(1)
		(21)		(23)
Cash flows from the sale and purchase of operating assets
Net placements from credit institutions	—		200
Working capital adjustment
Interest Receivable	(2)		(1)
Movement in accrued expenses	(3)		2
Net cash (used in)/from operating activities		(5)		201
Cash flows from financing activities
Contributions received	152		105
Net cash from financing activities		152		105
Net decrease in cash and cash equivalents		126		283
Cash and cash equivalents at the beginning of the period		598		335
Effect of foreign exchange rate changes		(5)		2
Cash and cash equivalents at 30 June		719		620

The EBRD Shareholder Special Fund

Explanatory notes

1	Creation of the Special Fund

The creation of the EBRD Shareholder Fund (“the Fund”) was approved by the Board of Directors (“the Board”) of the Bank on 15 April 2008 and is administered, inter alia, in accordance with the Agreement Establishing the Bank and under the terms of Rules and Regulations of the Fund. The Fund became operational after the Governors of the Bank adopted the 2007 Net Income Allocation Resolution during its Annual General Meeting on 18-19 May 2008.

The Fund was established in accordance with Article 18 of the Agreement Establishing the Bank. The Fund is not part of the ordinary capital resources of the Bank, but the privileges and immunities available to the Bank are extended to the Fund. The objective of the Fund is to broaden the scope and deepen the intensity of the Bank’s transition impact in support of the Bank’s key priorities.

2	A summary of significant accounting policies

i.	Basis of preparation

These interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit or loss. The financial statements have been prepared on a going concern basis.

ii.	Financial statement presentation

The financial statements are presented in a manner consistent with the Fund’s audited financial statements for the year ended 31 December 2024.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2025.

3	Disbursements for technical cooperation projects

	Commitments		Undrawn
	approved	Disbursements	commitments
	€ million	€ million	€ million
Total projects
As 1 January 2025	703	(660)	43
Movement in the period	25	(25)	—
At 30 June 2025	728	(685)	43

4	Undrawn commitments

	30 June	31 December
	2025	2024
	€ million	€ million
Technical cooperation expenses	43	45
Incentive fees	18	15
First loss risk sharing guarantees	10	46
Investment grants	120	105
At period end	191	211

This represents amounts for which the Fund has contracted but for which the transaction or service was not performed at the period end.

5	Share investments

	30 June	31 December
	2025	2024
	€ million	€ million
Outstanding disbursements
At 1 January	48	48
At period end	48	48

Fair value adjustment
At 1 January	12	5
Movement in fair value revaluation	(5)	7
At period end	7	12

Fair value at period end	55	60